EXHIBIT 12.1

JPMORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges

Six Months Ended June 30, (in millions, except ratios)	2005

Excluding Interest on Deposits
Income before income taxes	$4,540

Fixed charges:
Interest expense	7,006
One-third of rents, net of income from subleases (a)	182

Total fixed charges	7,188

Add: Equity in undistributed loss of affiliates	71

Earnings before taxes and fixed charges, excluding capitalized interest	$11,799

Fixed charges, as above	$7,188

Ratio of earnings to fixed charges	1.64

Including Interest on Deposits
Fixed charges, as above	$7,188

Add: Interest on deposits	4,349

Total fixed charges and interest on deposits	$11,537

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$11,799

Add: Interest on deposits	4,349

Total earnings before taxes, fixed charges and interest on deposits	$16,148

Ratio of earnings to fixed charges	1.40

(a)	The proportion deemed representative of the interest factor.